THE LAZARD FUNDS, INC.

Sub-Item 77C (Matters submitted to a vote of security holders.)

A special meeting of shareholders of the U.S.
Equity Value Portfolio (subsequently renamed the U.S. Equity Concentrated Portfolio) was held on May 15, 2012, to vote on the following proposal. The proposal received the required number of votes of shareholders and was adopted.

Proposal 1: To approve changing the sub-classification of the Portfolio from a diversified fund to a non-diversified fund, as such terms are defined in the Act.

For		Against		Abstain
1,100,407	0		0